UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 14, 2007

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-19271**	**01-0393723**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

207-556-0300
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. to Form 8-K):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On February 13, 2007, the Compensation Committee of the Board of Directors of IDEXX Laboratories, Inc. (a) approved an annual base salary for 2007 of $650,000 for Jonathan W. Ayers, Chairman, President and Chief Executive Officer, (b) granted Mr. Ayers a bonus of $650,000 for performance during 2006, (c) granted Mr. Ayers an option to acquire 30,000 shares of the Company's common stock at a price of $83.87 per share, being the closing price of the common stock on the NASDAQ Global Market on the date of grant, and 3,000 restricted stock units, and (d) granted Mr. Ayers an option to acquire 100,000 shares of common stock at a price of $100 per share, which is approximately 119% of the fair market value of the common stock on the date of grant. All of the equity awards granted to Mr. Ayers vest in equal annual increments over a five-year period and the options have a term of seven years.

The equity awards described in clause (c) of the first sentence of the preceding paragraph were granted as part of the Company's normal equity compensation program for executive officers under which executive officers generally receive annual equity awards granted under the Company's 2003 Stock Incentive Plan. These awards are materially consistent with prior awards to Mr. Ayers under this Plan.

The stock option award described in clause (d) of the first sentence of the preceding paragraph is a special award made by the Compensation Committee that is intended to reward Mr. Ayers for exceptional long-term value creation over the term of the grant and to maintain the competitiveness of Mr. Ayers's total compensation package.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC.

Date: February 21, 2007   By: /s/ Conan R. Deady
                                                   Conan R. Deady
                                                   Corporate Vice President, General Counsel &
                                                   Secretary